FOR IMMEDIATE RELEASE

Ceragon Networks® Reports Fourth
Quarter and Fiscal Year 2002 Financial Results

        TEL AVIV, Israel, February 6, 2003 — Ceragon Networks Ltd. (NASDAQ: CRNT), www.ceragon.com, a global provider of high-capacity broadband wireless systems, today reported results for the fourth quarter and fiscal year, which ended December 31, 2002. Revenues for the fourth quarter were $6.1 million, up from $3.3 million for the fourth quarter of 2001 and from $5.0 million for the third quarter of 2002. This represents an increase of more than 85% as compared to the fourth quarter of 2001, and an increase of more than 20% as compared to the third quarter of 2002. This past quarter was Ceragon’s fifth consecutive quarter of revenue growth.

        Pro-forma gross profit (*) for the fourth quarter of 2002 increased to $2.1 million, or 34.5% of revenues. This compares to pro-forma gross profit for the fourth quarter of 2001 of $0.7 million, or 20.3% of revenues, and to pro-forma gross profit for the third quarter of 2002 of $1.5 million, or 30.5% of revenues. Pro-forma net loss for the fourth quarter of 2002 has decreased for the sixth consecutive quarter to $(2.2) million, or $(0.10) basic and diluted net loss per ordinary share. This compares to pro-forma net loss for the fourth quarter of 2001 of $(3.6) million, or $(0.17) basic and diluted net loss per ordinary share, and to pro-forma net loss for the third quarter of 2002 of $(2.6) million, or $(0.12) basic and diluted net loss per ordinary share. For an explanation of pro-forma results see the notes at * below.

        The company ended the fourth quarter of 2002 with $43.2 million in cash and liquid investments.

        “At Ceragon, we again solidified our position as a leader in the high capacity fixed wireless communications marketplace by consistently improving our performance throughout 2002,” said Shraga Katz, president and CEO, Ceragon Networks Ltd. “We are focused on growing our revenues, gaining market share and reaching profitability. We intend to achieve these goals by further increasing penetration into our target markets, expanding our reach into new geographic regions and by leveraging our technology leadership.”

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Ceragon Reports Fourth Quarter and Fiscal Year 2002 Results – 2

        A conference call discussing Ceragon’s results for the fourth quarter of 2002 will take place today, February 6, 2003, at 11:00 a.m. (EST). Details can be found on Ceragon’s website at www.ceragon.com. The live call and its replay will be accessible on Ceragon’s website. The replay will be available through February 10, 2003.

* Pro-Forma Financial Presentation
Pro-forma results are presented for informational purposes only. Pro-forma financial results for all periods presented exclude the effect of stock-based, non-cash deferred compensation expenses. In addition, the pro-forma results for the year ended December 31, 2001 exclude one-time charges of $28.8 million for an inventory write-down and a fixed asset impairment presented in cost of revenues, $2.6 million for doubtful debt presented in general and administrative expenses, and $4.7 million due to restructuring plans presented in non-recurring expenses, net. The pro-forma results for the three months and for the year ended December 31, 2002, exclude $83 thousand, presented in non-recurring expenses, net.

About Ceragon Networks Ltd.
 Ceragon Networks Ltd. (NASDAQ: CRNT), a pacesetter in broadband wireless networking systems, enables rapid and cost-effective deployment of high-capacity network connectivity for mobile cellular infrastructure, fixed networks and private networks.

Ceragon’s modular FibeAir™ product family operates across multiple frequencies from 6 to 38 GHz, supports integrated high-capacity services from 155 to 622 Mbps over SONET/SDH, ATM and IP networks, and offers innovative built-in add/drop multiplexing and encryption functionality to meet the growing demand for value-added broadband services.

Ceragon’s FibeAir™ product family complies with North American and international standards and is installed with over 100 customers in 40 countries.

More information is available at www.ceragon.com.

Ceragon Networks® and CeraView® are registered trademarks of Ceragon Networks Ltd. and Ceragon™, FibeAir™, PolyView™, ConfigAir™, CeraMon™, EtherAir™, QuickAir™, QuickAir Partner Program™, QuickAir Partner Certification Program™, QuickAir Partner Zone™, EncryptAir™ and Microwave Fiber™ are trademarks of Ceragon Networks Ltd.

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Ceragon Reports Fourth Quarter and Fiscal Year 2002 Results - 3

PRO-FORMA CONSOLIDATED STATEMENTS OF OPERATIONS (*)
U.S. dollars in thousands, except share and per share data

	Three months ended December 31,		Year ended December 31,
	2002	2001	2002	2001
	Unaudited		Audited
Revenues	$6,071	$3,274	$18,394	$24,852
Cost of revenues	3,974	2,609	12,791	16,451

Gross profit	2,097	665	5,603	8,401

Operating expenses:
Research and development	2,362	2,433	9,143	12,967
Less: participation by the Chief
Scientist of the Government of
Israel	544	394	1,870	2,660

Research and development, net	1,818	2,039	7,273	10,307
Sales and marketing	2,310	2,129	9,130	11,924
General and administrative	510	585	2,031	3,138

Total operating expenses	4,638	4,753	18,434	25,369

Operating loss	(2,541)	(4,088)	(12,831)	(16,968)
Financial income, net	292	470	1,528	2,769

Net loss	$(2,249)	$(3,618)	$(11,303)	$(14,199)

Basic and diluted net loss per share	$(0.10)	$(0.17)	$(0.51)	$(0.67)

Weighted average number of shares used
in computing basic and diluted net
loss per share	22,498,846	21,807,946	22,375,939	21,099,336

* Pro-Forma Financial Presentation

Pro-forma results are presented for informational purposes only. Pro-forma financial results for all periods presented exclude the effect of stock-based, non-cash deferred compensation expenses. In addition, the pro-forma results for the year ended December 31, 2001 exclude one-time charges of $28.8 million for an inventory write-down and a fixed asset impairment presented in cost of revenues, $2.6 million for doubtful debt presented in general and administrative expenses, and $4.7 million due to restructuring plans presented in non-recurring expenses, net. The pro-forma results for the three months and for the year ended December 31, 2002, exclude $83 thousand, presented in non-recurring expenses, net.

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Ceragon Reports Fourth Quarter and Fiscal Year 2002 Results – 4

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except share and per share data

	Three months ended December 31,		Year ended December 31,
	2002	2001	2002	2001
	Unaudited		Audited
Revenues	$6,071	$3,274	$18,394	$24,852
Cost of revenues	3,974	2,609	12,791	45,282

Gross profit (loss)	2,097	665	5,603	(20,430)

	2,362	2,433	9,143	12,967
Operating expenses:
Research and development	2,362	2,433	9,143	12,967
Less: participation by the Chief
Scientist of the Government of
Israel	544	394	1,870	2,660

Research and development, net	1,818	2,039	7,273	10,307
Sales and marketing	2,310	2,129	9,130	11,924
General and administrative	510	585	2,031	5,770
Amortization of deferred stock
compensation (a)	575	1,205	2,974	6,431
Non-recurring expenses, net	83	--	83	4,750

Total operating expenses	5,296	5,958	21,491	39,182

Operating loss	(3,199)	(5,293)	(15,888)	(59,612)
Financial income, net	292	470	1,528	2,769

Net loss	$(2,907)	$(4,823)	$(14,360)	$(56,843)

Basic and diluted net loss per share	$(0.13)	$(0.22)	$(0.64)	$(2.69)

Weighted average number of shares used
in computing basic and diluted net
loss per share	22,498,846	21,807,946	22,375,939	21,099,336

(a)Amortization of deferred stock
compensation relates to the
following:
Cost of revenues	$47	$86	$214	$400
Research and development	177	385	958	2,248
Sales and marketing	210	388	1,072	1,984
General and administrative	141	346	730	1,799

Total amortization of deferred
stock compensation	$575	$1,205	$2,974	$6,431

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Ceragon Reports Fourth Quarter and Fiscal Year 2002 Results – 5

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	December 31,
	2002	2001
	Audited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$9,807	$6,421
Short-term bank deposits	4,075	26,741
Corporate bonds	6,624	19,813
Trade receivables, net	4,329	2,822
Other accounts receivable and prepaid expenses	1,268	2,143
Inventories	8,054	7,377

Total current assets	34,157	65,317

LONG-TERM INVESTMENTS:
Long-term corporate bonds	11,675	746
Long-term bank deposits	10,992	--
Severance pay funds	1,200	930

Total long-term investments	23,867	1,676

PROPERTY AND EQUIPMENT, NET	3,616	5,093

Total assets	$61,640	$72,086

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$5,744	$5,040
Other accounts payable and accrued expenses	4,805	4,916

Total current liabilities	10,549	9,956

ACCRUED SEVERANCE PAY	1,825	1,511

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares of NIS 0.01 par value: Authorized: 40,000,000 shares
as of December 31, 2001 and December 31, 2002, respectively;
issued and outstanding:
22,165,196 and 22,578,346 as of December 31, 2001 and December
31, 2002, respectively
	56	56
Additional paid-in capital	169,286	169,355
Deferred stock compensation	(1,772)	(4,848)
Accumulated deficit	(118,304)	(103,944)

Total shareholders' equity	49,266	60,619

Total liabilities and shareholders' equity	$61,640	$72,086

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Ceragon Reports Fourth Quarter and Fiscal Year 2002 Results – 6

This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include: Ceragon’s limited operating history and history of losses; Ceragon’s dependence on a limited number of key customers, independent manufacturers and suppliers; and the demand for Ceragon’s products and technology. These risks and uncertainties, as well as others, are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.

_________________

Contacts:

Linda Pitt
GAJ Services Inc.
859-291-1005
lpitt@gajservices.com

Daphna Golden (Investors)
Ceragon Networks Ltd.
+972-3-645-5513
ir@ceragon.com